1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

May 18, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 236

Ladies and Gentlemen:

On behalf of the iShares, Inc. (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 236 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Company: iShares Latin American Bond Fund (the “Fund”). The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Underlying Index is designed to measure the performance of U.S. dollar-denominated bond markets of corporate, sovereign and quasi-sovereign issuers domiciled in Latin America. As of April 30, 2012, there were 308 issues in the Underlying Index.

Securities included in the Underlying Index must be issued by entities domiciled in Latin America that satisfy certain eligibility requirements and meet separate security-specific requirements.

Each security issued by an eligible issuer included in the Underlying Index must have a minimum maturity of one year and a certain minimum par amount outstanding, depending on the credit rating and country of domicile.

A security is considered investment grade if it is rated Baa3 or higher by Moody’s® Investors Service, Inc. (“Moody’s”) or BBB- or higher by Standard & Poor’s® (a subsidiary of The McGraw-Hill Companies, Inc.)(“S&P”) and Fitch, Inc. (“Fitch”) using the middle rating of Moody’s, S&P and Fitch. When ratings from only two of these agencies are available, the lower rating is used. When a rating from only one of these agencies is available, that rating is used to determine index eligibility.

The index includes both emerging market and non-emerging market countries from Latin America. A country is considered an emerging market if it has a foreign currency sovereign rating of Baa1 or lower as determined by Moody’s or BBB+ or lower as determined by S&P or Fitch using the middle rating of Moody’s, S&P or Fitch. When ratings from only two of these agencies are available, the lower rating is used. When a rating from only one of these agencies is available, that rating is used to determine index eligibility. A country is considered a non-emerging market country if it has a foreign currency sovereign rating of A3 or higher as determined by Moody’s or A- or higher as determined by S&P or Fitch.

Securities rated investment grade and domiciled in either an emerging market or a non-emerging market country must have a minimum of $300 million par amount outstanding. Securities rated non-investment grade and domiciled in a non-emerging market country must have a minimum of $150 million par amount outstanding. Securities rated non-investment grade and domiciled in an emerging market country must have a minimum of $500 million par amount outstanding; additionally corporate issuers must have at least $1 billion of aggregate par amount outstanding.

Warrants, convertible securities, private placements, separate trading of registered interest and principal securities (“strips”) and inflation-linked bonds are excluded from the Underlying Index.

As of April 30, 2012, the Underlying Index consisted of issuers from the following countries: Argentina, Belize, Brazil, Chile, Colombia, Costa Rica, the Dominican Republic, Ecuador, El Salvador, Guatemala, Jamaica, Mexico, Panama, Peru, Trinidad, Uruguay and Venezuela. Component issuers include sovereign and agency obligations and industrials companies, and may change over time. As of April 30, 2012, the Underlying Index’s five highest weighted countries were Brazil, Mexico, Venezuela, Colombia and Chile.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark), creations and redemptions section and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 160 filed pursuant to Rule 485(a)(2) on November 1, 2011, relating to the iShares MSCI Emerging Markets Energy Sector Capped Index Fund.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 160, filed pursuant to Rule 485(a)(2) on November 1, 2011.

The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Continuous Offering,” “Investment Advisory, Administrative Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

*    *    *    *    *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).